

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Philip A. Garton
Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, TN 37148

> **Re: Shoals Technologies Group, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed December 30, 2020**
> **File No. 333-251830**

Dear Dr. Garton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Our Growth Strategy, page 8

1. We note your disclosure that some conventional homerun EBOS products installed in existing projects are failing prior to their expected life, and that EBOS failures pose significant safety risks. Please consider including disclosure in Risk Factors regarding the possible risks related to such failures, or explain to us why you have concluded that such disclosure is not warranted.

Executive Compensation, page 116

2.   Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to Item 402(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua N. Korff, P.C.